SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) January 9, 2017

CENTERSTATE BANKS, INC.

(Exact name of registrant as specified in its charter)

Florida	000-32017	59-3606741
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

1101 First Street South, Suite 202, Winter Haven, FL	33880
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (863) 293-4710

Not Applicable

(Former name or former address, if changed since last report)

___________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01Other Events

On January 9, 2017, CenterState Banks, Inc. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Keefe, Bruyette & Woods, Inc. A Stifel Company, and Raymond James & Associates (the “Underwriters”), as representatives of the several underwriters named therein, relating to the underwritten public offering of 2,450,000 shares of its common stock, $0.01 par value per share.

On January 10, 2017, pursuant to the terms of the Underwriting Agreement, the Underwriters exercised their option to purchase an additional 245,000 shares of common stock (the “Optional Shares”).  The offering is expected to close on or about January 13, 2017, subject to customary closing conditions.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company. The Company also agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1 and incorporated herein by reference.

The Company estimates that the net proceeds of the offering, including the shares sold upon the underwriters’ exercise of the option to purchase additional shares and after deducting estimated offering expenses, will be approximately $62.9 million. The Company intends to use the net proceeds from this offering for general corporate purposes.

The Common Shares were registered under the Securities Act pursuant to a Registration Statement on Form S-3 (Registration No. 333-215481), filed on January 9, 2017 (the “Registration Statement”). The terms of the public offering are further described in the Company’s Prospectus dated January 9, 2017, constituting a part of the Registration Statement, as supplemented by a Prospectus Supplement dated January 9, 2017.

On January 9, 2017, the Company issued a press release announcing the launch of the public offering.  On January 10, 2017, the Company issued a press release announcing the pricing of the public offering. A copy of each of these press releases is furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively.

Item 9.01	Financial Statements and Exhibits.

	(d)	Exhibits.

Exhibit 1.1	Underwriting Agreement, dated January 9, 2017, by and between the Company and Keefe, Bruyette & Woods, Inc. A Stifel Company, and Raymond James & Associates.
Exhibit 5.1	Opinion of Smith Mackinnon, PA
Exhibit 23.1	Consent of Smith Mackinnon, PA (included in Exhibit 5.1)
Exhibit 99.1	Press release announcing the launch of the public offering
Exhibit 99.2	Press release announcing the pricing of the public offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTERSTATE BANKS, INC.

By:	/s/ Jennifer Idell
Jennifer Idell
Senior Vice President and
Chief Financial Officer

Date:  January 13, 2017

EXHIBIT INDEX

Exhibit No.	Title

1.1	Underwriting Agreement, dated January 9, 2017, by and between the Company and Keefe, Bruyette & Woods, Inc. A Stifel Company, and Raymond James & Associates.

5.1	Opinion of Smith Mackinnon, PA

23.1	Consent of Smith Mackinnon, PA (included in Exhibit 5.1)

99.1	Press release announcing the launch of the public offering
99.2	Press release announcing the pricing of the public offering